ImmunoPrecise Announces AI-Driven Breakthrough in Universal Dengue Vaccine Discovery

LENSai™ powered by HYFT® technology Identifies a single multi-factorial target conserved across all dengue serotypes.

AUSTIN, Texas - ImmunoPrecise Antibodies Ltd. (IPA) (NASDAQ:IPA) a leader in AI-driven biotherapeutics, announces discovery of a highly conserved epitope across all four dengue virus serotypes using its proprietary LENSai™ platform powered by their patented HYFT® technology. This discovery, made using several proprietary HYFT-based analyses, identifies a part of the virus (an epitope) that has remained unmutated across all four known virus serotypes, therefore potentially allowing an epitope-based vaccine to target and activate the immune system to eliminate the virus. This discovery marks a major milestone toward the development of a potential universal dengue vaccine and validates the Company’s newly launched, HYFT pattern-patented AI-native vaccine discovery engine.

Dr. Jennifer Bath, ImmunoPrecise Antibodies CEO commented, “This breakthrough highlights a new frontier in AI-driven biology—where discovery is rooted in the biology of a virus itself. By confirming that our sequence-derived patented HYFT patterns match structural signatures across all dengue serotypes, we’re setting the stage for a universal vaccine design framework. Ultimately, this research validates a persistent target that may allow doctors to home in on a signal to eliminate the virus regardless of mutations that may have occurred. More importantly, the implications appear to stretch far beyond the dengue virus. This is a foundation that research indicates can now be applied to many other infectious diseases and potentially even certain types of cancer.”

Building on this success in dengue, IPA now intends to extend its AI-driven vaccine design platform to other high-impact infectious diseases, for example, HIV, Norovirus, and an improved RSV vaccine. Early-stage assessments are also underway to explore the platform’s application in oncology for neoantigen vaccine development and tumor-specific epitope mapping.

This discovery underscores IPA’s commitment to advancing drug discovery through innovative, human-relevant AI technologies that align with evolving industry standards. Using HYFT’s patented ability to map biologically meaningful sub-sequence patterns across the entire biosphere, the Company’s proprietary LENSai platform identified a unique epitope shared across all four serotypes of the dengue virus—DENV-1, DENV-2, DENV-3, and DENV-4. These serotypes are distinct versions of the virus that circulate globally, and because infection with one does not protect against the others, identifying a common target is a critical step toward developing a broadly protective dengue vaccine. Unlike traditional trial-and-error methods, IPA’s discovery was achieved entirely in silico, demonstrating the platform’s power to translate complex biological data into actionable vaccine design.

Breaking the Dengue Barrier: Patented HYFT-Powered AI Achieves What Decades of Science Could Not

Why Has a Universal Dengue Vaccine Been So Elusive?

Dengue is not just one virus—it’s four distinct, rapidly-evolving serotypes. Immunity to one does not guarantee protection from the others, and prior infection can even make subsequent disease worse. For decades, vaccine researchers have struggled to find a viral component that is both exposed and truly conserved across all four types—a challenge compounded by the virus’s rapid mutation and complex immune interactions. Traditional methods, whether experimental or computational, have repeatedly fallen short, unable to fully bridge the gap between sequence, structure, and function at a meaningful scale.

Confirmed Breakthrough: Sequence and Structural HYFT Match Across All Four Serotypes

IPA’s discovery is a landmark moment in computational vaccinology. Using its proprietary LENSai™ platform powered by their patented HYFT® technology, the company has identified a strictly conserved epitope across all four dengue virus serotypes—a viral signature that remains unchanged despite mutations and serotype variation, and that can be targeted to trigger the immune system in efforts to eliminate the virus. This achievement marks a critical milestone in the quest for a universal dengue vaccine.

What sets this apart is the depth of validation:

•
Patented HYFT patterns, derived based on the conservation of sequence data. were independently confirmed to match corresponding structural HYFTs across all four dengue serotypes.
•
This was made possible through LENSai’s integration of over 20 million proprietary Structural HYFTs (S-HYFTs), enabling the platform to overlay three-dimensional conformations onto sequence-level, biology-native fingerprints.
•
The validation demonstrates that LENSai doesn’t simply identify linear motifs—it can infer conformational and functional structures from sequence data alone, bypassing the need for time-consuming experimental techniques like crystallography or cryo-EM.

This milestone affirms the patented HYFT technology’s unique ability to traverse the full biological hierarchy—from DNA/RNA sequence to molecular structure to therapeutic relevance. It signals that AI-native models, rooted in biology-first principles, can now deliver actionable insights previously achievable only through years of wet-lab research.

The end-to-end LENSai platform integrates patented HYFT® universal fingerprints with deep learning, structural predictions, and literature-mined knowledge graphs to rapidly identify and refine candidate epitopes—without requiring lab-based inputs. The result: full immunogen design and in silico immunogenicity screening, dramatically reducing the time and cost of early-stage vaccine development and unlocking new opportunities to tackle even the most complex viral challenges.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a techbio company that leverages multi-omics modeling and complex artificial intelligence through a series of proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the discovery and development of therapeutic antibodies and is known for solving complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise

Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

Louie Toma

Managing Director, CORE IR

investors@ipatherapeutics.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as "expects," "intends," "plans," "anticipates," "believes," or similar expressions, or statements that certain actions, events, or results "may," "will," "could," or "might" occur or be achieved. These statements include, but are not limited to, those related to the anticipated benefits, scalability, adoption, and broader application of the LENSai™ and HYFT® platforms; the advancement and regulatory acceptance of AI-native drug discovery and vaccine development methods; the expansion of IPA’s discovery engine to additional infectious disease and oncology targets; and the Company’s ongoing ability to maintain scientific, regulatory, and commercial momentum.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events. Actual results may differ materially from those expressed or implied due to a variety of factors, many of which are beyond the Company’s control. Such factors include, but are not limited to, scientific or technological developments, changes in regulatory requirements or acceptance, competitive or market dynamics, intellectual property protection and enforcement, integration or operational risks, and changes in economic or business conditions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information regarding risks and uncertainties is included in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize, actual results could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances.